
07072098

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT


SEC MAIL
RECEIVED
PROCESSING
JUL 30 2007
WASH. D.C.
186
SECTION

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION


PROCESSED
AUG 02 2007
THOMSON
FINANCIAL

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 28, 2007

By: ______________________
Michael Nunnelee, Senior Vice President

Index to Exhibits

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-56632), on Form S-8 of City National Corporation of our report dated June 27, 2007, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and related supplemental schedules, which report appears in the December 31, 2006 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 27, 2007

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedules

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 27, 2007

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments, at fair value:		
Cash and cash equivalents	$ 22,008,079	21,842,974
Mutual funds	201,389,161	165,644,227
Common stock	75,159,152	75,514,529
Preferred stock	60,978	21,459
Government and agency securities	285,172	61,595
Corporate debt	79,812	78,577
Partnerships	—	91,112
Common collective trusts	129,601	11,207
Participant loans	6,543,123	6,147,789
Total investments	305,655,078	269,413,469
Receivables:		
Employer contribution	9,613,239	13,135,973
Participant contributions	5,834	—
Accrued interest	90,748	70,372
Total receivables	9,709,821	13,206,345
Noninterest-bearing cash	386,225	671,547
Net assets available for benefits	$ 315,751,124	283,291,361

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributable to:		
Investment income:		
Interest	$ 1,460,237	883,415
Dividends	5,547,109	1,447,997
Net appreciation in fair value of investments	17,356,180	11,920,992
Total investment income	24,363,526	14,252,404
Contributions:		
Employer	12,683,409	15,931,874
Participants	17,792,327	15,740,744
Total contributions	30,475,736	31,672,618
Total additions	54,839,262	45,925,022
Deductions from net assets attributable to:		
Benefits paid to participants	22,319,485	11,993,186
Deemed distributions of loans	—	25,320
Administrative expenses	60,014	51,833
Total deductions	22,379,499	12,070,339
Increase in net assets	32,459,763	33,854,683
Net assets available for benefits:		
Beginning of the year	283,291,361	249,436,678
End of the year	$ 315,751,124	283,291,361

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is comprised of officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the Company's growth in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Net Profits reduced by matching contributions made for such Plan year (which are not made by forfeitures). For the years ended December 31, 2006 and 2005, a profit sharing contribution of 6% and 9%, respectively, of each participant's eligible compensation was approved. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible Compensation as defined, but not to exceed the dollar amount allowed by law, which was $15,000 and $14,000 for 2006 and 2005, respectively. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,000 and $4,000 for 2006 and 2005, respectively. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(Continued)

(d) ***Vesting***

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $327,699 and $12,012, respectively. During 2006 and 2005, the total amount forfeited was $1,387,947 and $637,074, respectively. During 2006 and 2005, $1,072,260 and $953,175, respectively, were used to offset matching contributions.

(e) ***Benefit Payments***

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or inkind in accordance with the participant's election and Plan provisions.

(Continued)

(f) ***Participant Loans***

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 5% to 10% and maturity dates ranged from February 2007 to April 2021 on outstanding loan balances for the year ended December 31, 2006. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of fifteen (15) years. Principal and interest are paid ratably through payroll deductions.

(g) ***Plan Termination***

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h) ***Plan Amendments***

The Plan was amended effective for Plan years beginning after December 31, 2005 to: (1) comply with Internal Revenue Service final regulations governing discrimination testing for cash or deferred arrangements under Code Section 401(k) and matching and employee contributions under Code Section 401(m); and (2) change the Plan's definition of Employer Contribution (i.e., Company profit sharing contribution) and establish a contribution formula based on Company growth in Net Profits (i.e., Net Operating Income) over the prior year.

(2) Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Certain reclassifications have been made to the fiscal year 2005 financial data to conform with the current year presentation.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) ***Investments***

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payable date.

(d) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(e) ***Administrative Expenses***

A portion of the administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions. In addition, certain administrative expenses of the Plan are paid through mutual fund servicing fees received by City National Bank from the mutual funds in which the Plan assets are invested.

(f) ***Risks and Uncertainties***

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(g) ***Concentration of Credit Risk***

Investment in the common stock of City National Corporation comprises approximately 23% and 27% of the Plan's investments as of December 31, 2006 and 2005, respectively.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3) Investments

The following table presents the fair value of investments as of December 31, 2006 and 2005, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment		2006	2005
City National Corporation common stock	$	71,648,062	72,204,353
Dreyfus S&P 500 Index Fund #078		21,478,074	18,573,654
CNI Charter Funds Prime Money Market Fund		21,046,098	20,964,751
AIM Intermediate Government A #1560		19,178,432	16,818,373
American Europacific Growth-R4		19,107,620	—**
CNI Charter Large Cap Value Equity – Instl #253		18,556,406	15,134,498
Columbia Acorn Fund CL Z #492		12,906,800*	16,171,809
All other investments less than 5%		121,733,586	109,546,031
Total	$	305,655,078	269,413,469

* Less than 5%, included for comparative purposes.

** Investment option was not available in 2005.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, government and agency securities and other investments appreciated in value by $17,356,180 and $11,920,992, respectively, as follows:

Investment		2006	2005
Mutual funds	$	18,135,452	10,206,770
Common stock		(783,807)	1,630,205
Preferred stock		1,110	(959)
Government and agency securities		(492)	(2,310)
Corporate debt		1,235	(6,164)
Partnerships		—	4,076
Common collective trust		3,520	24
Other		(838)	89,350
Total	$	17,356,180	11,920,992

(4) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNI Charter Funds. Such fees offset, in part, administrative expenses of the Plan.

(5) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements at December 31, 2006 to Form 5500:

Net assets available for benefits reported in the financial statements	$	315,751,124
Amounts allocated to withdrawing participants		(95,953)
Net assets available for benefits reported on Form 5500	$	315,655,171

The following is a reconciliation of benefits paid to participants reported in the financial statements for the year ended December 31, 2006 to Form 5500:

Benefits paid to participants reported in the financial statements	$	22,319,485
Amounts allocated to withdrawing participants		95,953
Benefits paid to participants per Form 5500	$	22,415,438

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

(7) Prohibited Transactions

During the year ended December 31, 2006, the Company failed to remit to the Plan's trustee certain participant contributions totaling $10,562 within the period prescribed by the Department of Labor Regulations. Such transactions are identified in Schedule H, line 4a – Schedule of Delinquent Participant Contributions. The Company deposited the late contributions in 2006 and made full restorative earnings of $587 and $1 to participants in June 2007 and September 2006, respectively.

Schedule 1

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	Cash and cash equivalents:				
*	CNI Charter Funds	CNI Charter Prime Mny Mkt Inst Fund	961,981	shares	$ 961,981
*	CNI Charter Funds	CNI Charter Prime Mny Mkt Inst #240	21,046,098	shares	21,046,098
		Total cash and cash equivalents			22,008,079
	Mutual funds:				
	ACM	ACM Income Fd Inc Com	6,600	shares	53,724
	AIM	AIM Intermediate Goverment A # 1560	2,248,351	shares	19,178,432
	Allianz	Allianz Nfj Dvd Value Fd Cl A	306	shares	5,215
	Allianz	Allianz Rcm Global Hlthcare Fd Cl A	118	shares	2,639
	American	American Balanced Fund Cl R-4	82,665	shares	1,570,639
	American	American Capital World Bond Fd #31	586	shares	11,264
	American	American Europacific Growth-R4	415,564	shares	19,107,620
	American	American/Invest Co Of America B 204	1,995	shares	66,579
	Arbitrage	Arbitrage Fund (The)	432	shares	5,359
	Calamos	Calamos Growth & Income Fd Cl A	245	shares	7,716
	Calamos	Calamos Growth Fd Cl A# 606	277,626	shares	14,964,026
	Capital World	Capital World Gr Inc Fd-A 33	249	shares	10,450
	Clipper	Clipper Fund #126	452	shares	41,549
*	CNI Charter Funds	CNI Charter Aha Divers Equity Cl A	7,560	shares	134,182
*	CNI Charter Funds	CNI Charter Aha Full Mat Fxd Incm-A	1,190	shares	12,076
*	CNI Charter Funds	CNI Charter Aha Ltd Mat F/I Fd Cl A	6,288	shares	66,401
*	CNI Charter Funds	CNI Charter Aha Social Res Eqty Fd-A	12,321	shares	142,922
*	CNI Charter Funds	CNI Charter Corp Bond Fd-Instl #255	6,825	shares	69,342
*	CNI Charter Funds	CNI Charter Corp Bond Fd-Instl #255	47,217	shares	479,720
*	CNI Charter Funds	CNI Charter Govt Bd Fd-Instl Cl #256	5,990	shares	61,636
*	CNI Charter Funds	CNI Charter Govt Bd Fd-Instl Cl #256	55,298	shares	569,021
*	CNI Charter Funds	CNI Charter High Yld Bd Fd-Instl#251	150,091	shares	1,365,833
*	CNI Charter Funds	CNI Charter Lg Cap Val Eqty-Inst#253	1,755,573	shares	18,556,406
*	CNI Charter Funds	CNI Charter Lge Cap Gwth- Instl #254	183,345	shares	1,490,599
*	CNI Charter Funds	CNI Charter Rcb Small Cap Vlu-Instl	104,015	shares	3,233,831
*	CNI Charter Funds	CNI Charter Tech Growth Instl #257	97,774	shares	436,072
	Columbia	Columbia Acorn Fund Cl Z #492	434,426	shares	12,906,800
	Columbia	Columbia Technology Fd Cl Z	304	shares	3,107
	Columbia	Columbia Technology Fd Cl Z	512	shares	5,236
	Diamond Hill	Diamond Hill Focus L/S Fd Cl A	846	shares	15,703
	Diamond Hill	Diamond Hill Large Cap Fd Cl A	932	shares	15,254
	Dodge & Cox	Dodge & Cox Balanced Fd #146	573	shares	49,898
	Dodge & Cox	Dodge & Cox Intl Stock Fd 1048	332	shares	14,475
	Dodge & Cox	Dodge & Cox Intl Stock Fd 1048	296	shares	12,920
	Dodge & Cox	Dodge & Cox Stock Fund #145	377	shares	57,803
	Dreyfus	Dreyfus Midcap Index Fund# 113	30,517	shares	892,613
	Dreyfus	Dreyfus Prem Emerg Mkts Fd Cl A #327	1,194	shares	25,182
	Dreyfus	Dreyfus Premier Core Bond Fd A #031	868,024	shares	12,421,423
	Dreyfus	Dreyfus S & P 500 Index Fd #078	536,952	shares	21,478,074
	Dreyfus	Dreyfus Small Cap Stock Index Fd #77	235,191	shares	5,534,054
	Fairholme	Fairholme Fund	378	shares	10,946
	Fidelity	Fidelity Adv High Inc Adva Fd T #165	1,061,246	shares	11,206,757
	Fidelity	Fidelity Advisor Technology Fd T192	358,799	shares	6,451,215
	Fidelity	Fidelity Blue Chip Value Fd	90	shares	1,332
	Fidelity	Fidelity Contrafund #22	97	shares	6,356
	Fidelity	Fidelity Contrafund #22	72	shares	4,695
	Fidelity	Fidelity Emerging Markets Fd #322	258	shares	6,302
	Fidelity	Fidelity Emerging Markets Fd #322	445	shares	10,853
	Fidelity	Fidelity Four-In-One Index Fd 355	45	shares	1,314
	Fidelity	Fidelity Intl Small Cap Oppy Fd	447	shares	7,056
	Fidelity	Fidelity Japan Fund #350	85	shares	1,446
	Fidelity	Fidelity Leveraged Co Stock Fd	450	shares	13,025
	Fidelity	Fidelity Leveraged Co Stock Fd	179	shares	5,177
	Fidelity	Fidelity Leveraged Co Stock Fd	63	shares	1,833
	Fidelity	Fidelity Sel Software & Computers 28	30	shares	1,968
	Fidelity	Fidelity Sel Software & Computers 28	78	shares	5,094
	Fidelity	Fidelity Select Electronics Port #08	99	shares	4,342
	Fidelity	Fidelity Small Cap Value Fd Cl I	365	shares	5,105
	Fidelity	Fidelity Spartan 500 Index Fd #317	109	shares	10,672
	Fidelity	Fidelity Spartan Intl Index Fd399	37	shares	1,639
	First Eagle	First Eagle Global Fd Cl A # 801	1,368	shares	62,670
	First Eagle	First Eagle Global Fd Cl A # 801	395	shares	18,099

(Continued)

Schedule I

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	First Eagle	First Eagle Global Fd Cl A # 801	134	shares	$ 6,151
	Goldman Sachs	Goldman Sachs Mid Cap Value Fd-A 078	39,416	shares	1,522,658
	Harbor	Harbor Bond Fund- Instl #14	694	shares	8,020
	Harbor	Harbor Real Return Fd Cl I # 25	1,520	shares	14,656
	Harding Loevner	Harding Loevner Emerging Mkts Fd	647	shares	28,980
	Hennessy	Hennessy Focus 30 Fund	412	shares	5,191
	ING Russia	ING Russia Fund Cl A #1780	90	shares	5,628
	Ipath Dj-Aig Com	Ipath Dj-Aig Com Ind Tot Ret Etf	1,627	shares	79,625
	Ishares	Ishares Cohen & Steers Rlty Maj Idx	97	shares	9,695
	Ishares	Ishares Cohen & Steers Rlty Maj Idx	1,035	shares	103,811
	Ishares	Ishares Dj Select Divid Index Fd Sbi	102	shares	7,186
	Ishares	Ishares Inc Msci Japan Index Sbi	250	shares	3,553
	Ishares	Ishares Lehman 1-3Yr Treas Bd Indx	905	shares	72,364
	Ishares	Ishares Msci Eafe Index Fd Sbi	70	shares	5,125
	Ishares	Ishares Msci Eafe Index Fd Sbi	7,500	shares	549,150
	Ishares	Ishares Msci Eafe Index Fd Sbi	3,420	shares	250,412
	Ishares	Ishares Msci Eafe Index Fd Sbi	3,578	shares	261,981
	Ishares	Ishares Msci Mexico Index Fund Sbi	2,000	shares	102,500
	Ishares	Ishares S & P Small Cap 600 Index	1,350	shares	89,087
	Ishares	Ishares S&P 500 Growth Index Fd Sbi	2,512	shares	163,079
	James	James Small Cap Fd Cl A # 30	541,187	shares	12,669,180
	Jennison	Jennison Health Sciences Fd-A # 550	166	shares	3,393
	Legg Mason Ptrs Capital	Legg Mason Ptrs Capital Fd Cl C	3,561	shares	98,863
	Loomis Sayles	Loomis Sayles Bond Fund Retail-1164	348	shares	4,962
	Manning & Napier	Manning & Napier Pro Bld Max Tm Cl A	885	shares	15,647
	Marsico	Marsico 21St Century Fund # 042	863	shares	13,146
	Matthews	Matthews Pacific Tiger Fd # 802	620	shares	14,694
	Meridian	Meridian Growth Fund# 075	327	shares	12,829
	Meridian	Meridian Value Fund # 076	1,270	shares	45,203
	Metro West	Metro West Strategic Incm-M # 316	935	shares	10,331
	Nasdaq	Nasdaq-100 Tracking Stock Fd Sbi	175	shares	7,553
	Nasdaq	Nasdaq-100 Tracking Stock Fd Sbi	2,200	shares	94,952
	Needham	Needham Growth Fund	131	shares	5,127
	Oakmark	Oakmark Equity & Income Fd #810	1,770	shares	45,808
	Oakmark	Oakmark Global Fund Cl I #1674	949	shares	23,992
	Perritt	Perritt Emerg Opportunities Fd	375	shares	5,265
	Pimco	Pimco Commod Realreturn Stratg-D 377	535	shares	7,426
	Pimco	Pimco Commodity Rr Strategy-Instl#45	1,300	shares	18,148
	Pimco	Pimco Foreign Bond Fund Cl D # 307	1,078	shares	10,969
	Pimco	Pimco Real Return Fd Cl A 010	95	shares	1,015
	Royce	Royce Value Plus Fund Invt Cl# 292	1,034,585	shares	14,577,308
	Rydex	Rydex S&P Equal Weighted Index Sbi	2,948	shares	139,558
	SPDR	S & P 400 Mid-Cap Dep Rcpt (Spdr)	600	shares	87,810
	SPDR	S & P 500 Dep Rcpt (Spdr)	100	shares	14,162
	SPDR	S & P 500 Dep Rcpt (Spdr)	744	shares	105,365
	SSGA	Ssga Yield Plus Fund# 342	2,251	shares	22,379
	Streettracks	Streettracks Gold Tr Sbi	388	shares	24,525
	T Rowe Price	T Rowe Price Blue Chip Growth Fd #93	1,574	shares	56,223
	T Rowe Price	T Rowe Price Cap Appreciation Fd #72	126	shares	2,595
	T Rowe Price	T Rowe Price Equity Income Fd #71	2,454	shares	72,514
	T Rowe Price	T Rowe Price Intl Bd Fund # 76	1,080	shares	10,454
	T Rowe Price	T Rowe Price Intl Bd Fund # 76	12,446	shares	120,477
	T Rowe Price	T Rowe Price Real Estate #122	192	shares	4,856
	Templeton	Templeton Dev Mkts A #711	393,713	shares	11,134,203
	Templeton	Templeton Global Bond Fd-A 406	502,302	shares	5,550,442
	Third Millennium	Third Millennium Russia Fd	22	shares	1,202
	Tocqueville	Tocqueville Gold Fund	444	shares	22,842
	Tweedy Browne	Tweedy Browne Global Value Fd# 001	499	shares	15,440
	Umb Scout	Umb Scout Worldwide Fd	348	shares	11,352
	Usgi	Usgi Eastern European-864	185	shares	8,411
	Vanguard	Vanguard Equity Income Fd #065	1,192	shares	30,169
	Vanguard	Vanguard Mid Cap Val Index Inv Cl	280	shares	6,255
	Wa/Claymore	Wa/Claymore US Treas Infl Protec Sbi	3,400	shares	38,828
	Wisdomtree	Wisdomtree Midcap Dividend Etf	365	shares	20,745
		Total mutual funds			201,389,161

(Continued)

Schedule I

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	Common stock:				
	3M Company	3M Company Com	260	shares	$ 20,262
	Aastrom Biosciences	Aastrom Biosciences Inc Com	5,000	shares	6,150
	Abb Ltd Spons Adr	Abb Ltd Spons Adr	2,500	shares	44,950
	Abbott Laboratories	Abbott Laboratories Com	100	shares	4,871
	Acacia Research	Acacia Research – Combimatrix Com	1,000	shares	791
	Accelrys Inc	Accelrys Inc Com	600	shares	3,606
	Ace Ltd Adr	Ace Ltd Adr	410	shares	24,834
	Aflac Corp	Aflac Corp Com	100	shares	4,600
	African Platinum	African Platinum Plc Adr	2,500	shares	1,650
	Agere Systems Inc	Agere Systems Inc Com	5	shares	96
	Akamai Tech Inc	Akamai Tech Inc Com	100	shares	5,312
	Alcatel-Lucent Sp Ad	Alcatel-Lucent Sp Adr	976	shares	13,879
	Alcatel-Lucent Sp Ad	Alcatel-Lucent Sp Adr	48	shares	683
	Allegheny Technologies Inc	Allegheny Technologies Inc Com	100	shares	9,068
	Aluminum Corp China	Aluminum Corp China Ltd Spons Adr	24	shares	564
	Amdocs Ltd Adr	Amdocs Ltd Adr	100	shares	3,875
	America Movil S A De	America Movil S A De C V Ser L Adr	50	shares	2,261
	American Campus Cmntys Inc	American Campus Cmntys Inc Com	50	shares	1,424
	American Dairy Inc	American Dairy Inc Com	200	shares	3,960
	American Eagle Outfitters	American Eagle Outfitters New Com	150	shares	4,682
	American Financial Group	American Financial Group Inc Com	480	shares	17,237
	American Intl Group Inc	American Intl Group Inc Com	200	shares	14,332
	American Italian Pasta Co	American Italian Pasta Co Cl A	100	shares	890
	American Software Inc	American Software Inc Cl A	1,000	shares	6,930
	Amgen Inc	Amgen Inc Com	1,440	shares	98,366
	Amgen Inc	Amgen Inc Com	50	shares	3,416
	Amgen Inc	Amgen Inc Com	250	shares	17,078
	Anadarko Petroleum Corp	Anadarko Petroleum Corp Com	290	shares	12,621
	Anheuser Busch Cos Inc	Anheuser Busch Cos Inc Com	300	shares	14,760
	Apple Inc	Apple Inc Com	50	shares	4,242
	Apple Inc	Apple Inc Com	1,500	shares	127,260
	Aquila Inc Del New	Aquila Inc Del New Com	18	shares	85
	Aradigm Corp	Aradigm Corp Com	90	shares	81
	Archer Daniels Midland	Archer Daniels Midland Com	300	shares	9,588
	Ariba Inc	Ariba Inc Com New	8	shares	62
	Artistdirect Inc	Artistdirect Inc New Com	80	shares	188
	AT & T Inc	AT & T Inc Com	100	shares	3,575
	AT & T Inc	AT & T Inc Com	132	shares	4,734
	AT & T Inc	AT & T Inc Com	50	shares	1,788
	Avaya Inc	Avaya Inc Com	1	shares	14
	Avaya Inc	Avaya Inc Com	16	shares	224
	Avid Tech Inc	Avid Tech Inc Com	130	shares	4,844
	Avid Tech Inc	Avid Tech Inc Com	8	shares	298
	Avis Budget Group Inc	Avis Budget Group Inc Com	56	shares	1,215
	Avista Corp	Avista Corp Com	100	shares	2,531
	Baidu.Com Inc Adr	Baidu.Com Inc Adr	100	shares	11,269
	Bank Of America Corp	Bank Of America Corp Com	40	shares	2,136
	Bank Of America Corp	Bank Of America Corp Com	360	shares	19,220
	Barnes & Noble Inc	Barnes & Noble Inc Com	370	shares	14,693
	Beckman Coulter Inc	Beckman Coulter Inc Com	200	shares	11,960
	Berkshire Hathaway Inc	Berkshire Hathaway Inc Cl B	4	shares	14,664
	Best Buy Inc	Best Buy Inc Com	250	shares	12,298
	Bhp Billiton Ltd Adr	Bhp Billiton Ltd Adr	70	shares	2,783
	Biocurex Inc	Biocurex Inc Com	9,500	shares	6,840
	Boyd Gaming Corp	Boyd Gaming Corp Com	50	shares	2,266
	Bp Plc Spons Adr	Bp Plc Spons Adr	280	shares	18,788
	Bristol West Hldgs Inc	Bristol West Hldgs Inc Com	23	shares	364
	Broadcom Corp Cl A	Broadcom Corp Cl A	310	shares	10,016
	Building Matls Hldg Corp	Building Matls Hldg Corp Com	10	shares	247
	Canetic Resources Trust	Canetic Resources Trust Com	1,700	shares	23,613
	Canetic Resources Trust	Canetic Resources Trust Com	100	shares	1,389
	Caribou Coffee Inc	Caribou Coffee Inc Com	500	shares	4,265
	Caterpillar Inc	Caterpillar Inc Com	100	shares	6,133
	Cemex S A B De C V S	Cemex S A B De C V Spon Adr	400	shares	13,552
	Cerner Corp	Cerner Corp Com	300	shares	13,650
	Chaparral Steel Co	Chaparral Steel Co Com	100	shares	4,427
	Chesapeake Energy Corp	Chesapeake Energy Corp Com	100	shares	2,905
	Chevron Corp	Chevron Corp Com	140	shares	10,294
	Chunghwa Telecom Co	Chunghwa Telecom Co Ltd Spons Adr	20	shares	395
	Cisco Systems Inc	Cisco Systems Inc Com	200	shares	5,466

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	Cisco Systems Inc	Cisco Systems Inc Com	100	shares	$ 2,733
	Cisco Systems Inc	Cisco Systems Inc Com	100	shares	2,733
	CIT Group Inc	CIT Group Inc New Com	250	shares	13,943
	Citigroup Inc	Citigroup Inc Com	390	shares	21,723
	Clear Channel Communications Inc	Clear Channel Communications Inc Com	202	shares	7,196
	Clinical Data Inc	Clinical Data Inc Com	260	shares	4,173
	CMGI Inc	CMGI Inc Com	100	shares	134
	Cognizant Technology	Cognizant Technology Solutions Cl A	98	shares	7,562
	Cognizant Technology	Cognizant Technology Solutions Cl A	8	shares	617
	Comcast Corp	Comcast Corp New Special Cl A Non-Vt	500	shares	20,940
	Connacher Oil & Gas Ltd	Connacher Oil & Gas Ltd Com	100	shares	299
	Conocophillips	Conocophillips Com	120	shares	8,634
	Conocophillips	Conocophillips Com	50	shares	3,598
	Cooper Tire & Rubber	Cooper Tire & Rubber Co Com	100	shares	1,430
	Corn Products Intl Inc	Corn Products Intl Inc Com	200	shares	6,908
	Costco Wholesale Corp	Costco Wholesale Corp New Com	230	shares	12,160
	Countrywide Financial Corp	Countrywide Financial Corp Com	500	shares	21,225
	Crocs Inc	Crocs Inc Com	50	shares	2,160
	Cummins Engine Inc	Cummins Engine Inc Com	5	shares	591
	Cvs/Caremark Corp	Cvs/Caremark Corp Com	100	shares	3,091
	Cvs/Caremark Corp	Cvs/Caremark Corp Com	150	shares	4,637
	D R Horton Inc	D R Horton Inc Com	25	shares	662
	Dana Corp	Dana Corp Com	700	shares	973
	Deep Rock Oil & Gas Inc	Deep Rock Oil & Gas Inc Com	10,001	shares	390
	Dell Inc	Dell Inc Com	60	shares	1,505
	DHB Industries Inc	DHB Industries Inc Com	19,000	shares	56,050
	Dominion Resources Inc	Dominion Resources Inc Va Com	130	shares	10,899
	Dxp Enterprises Inc	Dxp Enterprises Inc Com	50	shares	1,752
	E Future Information Tech Inc	E Future Information Tech Inc Com	85	shares	2,893
	Ebay Inc	Ebay Inc Com	100	shares	3,007
	Ebay Inc	Ebay Inc Com	40	shares	1,203
	Electronic Arts Inc	Electronic Arts Inc Com	400	shares	20,144
	Emc Corp Mass	Emc Corp Mass Com	620	shares	8,184
	Emmis Broadcasting Corp	Emmis Broadcasting Corp Cl A	500	shares	4,120
	Energas Resources Inc	Energas Resources Inc Com	10,000	shares	350
	Entercom Communications Corp	Entercom Communications Corp Cl A	104	shares	2,945
	Escala Group Inc	Escala Group Inc Com	60	shares	461
	Exxon Mobil Corp	Exxon Mobil Corp Com	100	shares	7,663
	Exxon Mobil Corp	Exxon Mobil Corp Com	100	shares	7,663
	Exxon Mobil Corp	Exxon Mobil Corp Com	120	shares	9,196
	Ezcorp Inc	Ezcorp Inc Cl A Non-Vtg	50	shares	813
	Fairfax Financial Hldgs Ltd	Fairfax Financial Hldgs Ltd Cdn Com	51	shares	10,175
	Fedex Corp	Fedex Corp Com	50	shares	5,431
	Fei Co	Fei Co Com	200	shares	5,274
	Ford Motor Co Del	Ford Motor Co Del Com New	300	shares	2,253
	FPL Group Inc	FPL Group Inc Com	200	shares	10,884
	Fremont Gen Corp	Fremont Gen Corp Com	16	shares	259
	Gasco Energy Inc	Gasco Energy Inc Com	3,000	shares	7,350
	Gateway Inc	Gateway Inc Com	400	shares	804
	Genentech Inc	Genentech Inc Com	50	shares	4,057
	Gerdau S A Spons Adr	Gerdau S A Spons Adr	100	shares	1,600
	Gevity Hr Inc	Gevity Hr Inc Com	100	shares	2,369
	Gigamedia Ltd	Gigamedia Ltd Com	200	shares	1,954
	Global Crossing Ltd	Global Crossing Ltd Com *Acq	100	shares	—
	Gold Reserve Inc	Gold Reserve Inc Com	1,000	shares	4,720
	Goldcorp Inc	Goldcorp Inc New Com	50	shares	1,422
	Goldcorp Inc	Goldcorp Inc New Com	270	shares	7,679
	Google Inc	Google Inc Cl A	40	shares	18,419
	Grupo Simec S A De C	Grupo Simec S A De C V Spons Adr	110	shares	1,581
	Halliburton Company	Halliburton Company Com	100	shares	3,105
	Halozyme Therapeutics Inc	Halozyme Therapeutics Inc Com	49,230	shares	396,302
	Hancock Fabrics Inc	Hancock Fabrics Inc Del Com	17	shares	58
	Hansen Natural Corp	Hansen Natural Corp Com	180	shares	6,062
	Hansen Natural Corp	Hansen Natural Corp Com	20	shares	674
	Health Care Properties	Health Care Properties Invts Reit	1,100	shares	40,502
	Hennes & Mauritz Ab	Hennes & Mauritz Ab B Shs Com	300	shares	15,075
	Hittite Microwave Corp	Hittite Microwave Corp Com	100	shares	3,232
	Hittite Microwave Corp	Hittite Microwave Corp Com	9	shares	291
	Home Depot Inc	Home Depot Inc Com	100	shares	4,016
	Honeywell Intl Inc	Honeywell Intl Inc Com	300	shares	13,572

(Continued)

Schedule 1

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	Hydril Co	Hydril Co Com	80	shares	$ 6,015
	Immucor Inc	Immucor Inc Com	45	shares	1,315
	Immunicon Corp	Immunicon Corp Del Com	5,000	shares	16,600
	Infosonics Corp	Infosonics Corp Com	485	shares	2,381
	Infospace Inc	Infospace Inc Com New	3,000	shares	61,530
	Intel Corp	Intel Corp Com	50	shares	1,013
	Intel Corp	Intel Corp Com	200	shares	4,050
	Intel Corp	Intel Corp Com	1,000	shares	20,250
	Intel Corp	Intel Corp Com	300	shares	6,075
	Intel Corp	Intel Corp Com	520	shares	10,530
	Intel Corp	Intel Corp Com	700	shares	14,175
	Interleukin Genetics Inc	Interleukin Genetics Inc Com	250	shares	1,463
	Interwoven Inc	Interwoven Inc Com	125	shares	1,834
	Intl Business Machines Corp	Intl Business Machines Corp Com	230	shares	22,345
	Intl Rectifier Corp	Intl Rectifier Corp Com	50	shares	1,927
	Intuit Inc	Intuit Inc Com	500	shares	15,255
	Jamba Inc	Jamba Inc Wts Exp 6/28/09	500	shares	2,095
	James River Coal Co	James River Coal Co Com	500	shares	4,640
	Jds Uniphase Corp Co	Jds Uniphase Corp Com	37	shares	616
	Johnson & Johnson Co	Johnson & Johnson Com	1,000	shares	66,020
	Johnson & Johnson Co	Johnson & Johnson Com	200	shares	13,204
	Joy Global Inc	Joy Global Inc Com	55	shares	2,659
	Kla-Tencor Corp	Kla-Tencor Corp Com	100	shares	4,975
	Knova Software Inc	Knova Software Inc Com	60	shares	291
	Korea Elec Pwr Corp	Korea Elec Pwr Corp Spons Adr	1,000	shares	22,710
	Kroger Co	Kroger Co Com	100	shares	2,307
	Kt Corporation Spons	Kt Corporation Spons Adr	20	shares	507
	Level 3 Communications Inc	Level 3 Communications Inc Com	1,000	shares	5,600
	Libbey Inc	Libbey Inc Com	4,128	shares	50,940
	Liberty Media	Liberty Media Hold Cap Com Ser A	1,000	shares	97,980
	Lsi Corporation	Lsi Corporation Com	100	shares	900
	Mega Uranium Ltd	Mega Uranium Ltd Com	10,000	shares	61,354
	Merck & Co Inc	Merck & Co Inc Com	300	shares	13,080
	Meridian Resource Corp	Meridian Resource Corp Com	5,000	shares	15,450
	Mgp Ingredients Inc	Mgp Ingredients Inc Com	33	shares	746
	Micron Technology Inc	Micron Technology Inc Com	300	shares	4,188
	Microsoft Corp	Microsoft Corp Com	1,000	shares	29,860
	Microsoft Corp	Microsoft Corp Com	50	shares	1,493
	Microsoft Corp	Microsoft Corp Com	100	shares	2,986
	Microsoft Corp	Microsoft Corp Com	1,110	shares	33,145
	Morgan Stanley Dean Witter & Co	Morgan Stanley Dean Witter & Co Com	40	shares	3,257
	Nabors Industries Ltd	Nabors Industries Ltd Com	100	shares	2,978
	Nasdaq Stock Market Inc	Nasdaq Stock Market Inc Com	6,700	shares	206,293
	National Quality Care Inc	National Quality Care Inc Com	10,000	shares	5,100
	National Quality Care Inc	National Quality Care Inc Com	7,500	shares	3,825
	Nektar Therapeutics	Nektar Therapeutics Com	13	shares	198
	Network Appliance Inc	Network Appliance Inc Com	75	shares	2,946
	Nokia Corp Spons Adr	Nokia Corp Spons Adr	600	shares	12,192
	Nordic American Tanker	Nordic American Tanker Shipping Com	78	shares	2,664
	Nortel Networks Cp	Nortel Networks Cp Com	5	shares	134
	Nortel Networks Cp	Nortel Networks Cp Com	30	shares	802
	Ocwen Financial Corp	Ocwen Financial Corp Com	100	shares	1,586
	Oracle Corp	Oracle Corp Com	100	shares	1,714
	Overseas Shipholding Grp Inc	Overseas Shipholding Grp Inc Com	100	shares	5,630
	Pacific Ethanol Inc	Pacific Ethanol Inc Com	100	shares	1,539
	Palm Inc	Palm Inc Com	8	shares	113
	Panera Bread Co Cl A	Panera Bread Co Cl A	50	shares	2,796
	Par Pharmaceutical	Par Pharmaceutical Cos Inc Com	1,000	shares	22,370
	Par Technology Corp	Par Technology Corp Com	500	shares	4,510
	Peco Ii Inc	Peco Ii Inc Com	25	shares	25
	Pepsico Inc	Pepsico Inc Com	100	shares	6,255
	Petrochina Co Ltd	Petrochina Co Ltd Spons Adr	10	shares	1,408
	Petroleo Brasi Sa Petrobras Spon	Petroleo Brasi Sa Petrobras Spon Adr	50	shares	5,150
	Petroleo Brasi Sa Petrobras Spon	Petroleo Brasi Sa Petrobras Spon Adr	130	shares	13,389
	Pfizer Inc	Pfizer Inc Com	100	shares	2,590
	Pfizer Inc	Pfizer Inc Com	3,000	shares	77,700
	Pfizer Inc	Pfizer Inc Com	100	shares	2,590
	Pharmacopeia Drug Discovery Inc	Pharmacopeia Drug Discovery Inc Com	200	shares	852
	Pharmacyclics Inc	Pharmacyclics Inc Com	3,985	shares	20,204
	Potash Corp Sask Inc	Potash Corp Sask Inc Com	5	shares	717
	Powerwave Technologies Inc	Powerwave Technologies Inc Com	45	shares	290

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	Preferred Bank	Preferred Bank Com	10	shares	$ 601
	Primewest Energy Tr	Primewest Energy Tr Unit New Com	308	shares	5,693
	Primewest Energy Tr	Primewest Energy Tr Unit New Com	400	shares	7,388
	Procter & Gamble Co	Procter & Gamble Co Com	100	shares	6,427
	Procter & Gamble Co	Procter & Gamble Co Com	250	shares	16,068
	Pw Eagle Inc	Pw Eagle Inc Com	100	shares	3,450
	Qualcomm Inc	Qualcomm Inc Com	100	shares	3,779
	Quality Systems Inc	Quality Systems Inc Com	210	shares	7,827
	Quest Diagnostics Inc	Quest Diagnostics Inc Com	300	shares	15,900
	Raytheon Co	Raytheon Co Com New	70	shares	3,696
	Realogy Corp	Realogy Corp Com	140	shares	4,245
	Red Robin Gourmet Burgers Inc	Red Robin Gourmet Burgers Inc Com	100	shares	3,585
	Saic Inc	Saic Inc Com	450	shares	8,006
	Samaritan Pharmaceuticals Inc	Samaritan Pharmaceuticals Inc Com	7,000	shares	1,470
	Schering Plough Corp	Schering Plough Corp Com	1,000	shares	23,640
	Security Bank Of California	Security Bank Of California Com	100	shares	2,200
	Sempra Energy	Sempra Energy Com	320	shares	17,933
	Siemens A G Spons Ad	Siemens A G Spons Adr	180	shares	17,739
	Sierra Wireless Inc	Sierra Wireless Inc Com	200	shares	2,812
	Silicon Image Inc	Silicon Image Inc Com	45	shares	572
	Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	5,000	shares	17,700
	Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	1,000	shares	3,540
	Skyepharma Plc Spons	Skyepharma Plc Spons Adr Com	500	shares	2,580
	Solectron Corp	Solectron Corp Com	1,000	shares	3,220
	Sonic Automotive Inc	Sonic Automotive Inc Cl A	14	shares	407
	Sony Corp Spons Adr	Sony Corp Spons Adr	300	shares	12,849
	St Paul Travelers Companies Inc	St Paul Travelers Companies Inc Com	350	shares	18,792
	Staples Inc	Staples Inc Com	370	shares	9,879
	Starbucks Corp	Starbucks Corp Com	85	shares	3,011
	Starbucks Corp	Starbucks Corp Com	250	shares	8,855
	State Street Corp	State Street Corp Com	320	shares	21,581
	Status Wines Tuscany Inc	Status Wines Tuscany Inc Com	3,000	shares	30
	Sun Microsystems Inc	Sun Microsystems Inc Com	100	shares	542
	Sun Microsystems Inc	Sun Microsystems Inc Com	100	shares	542
	Sun Microsystems Inc	Sun Microsystems Inc Com	2,000	shares	10,840
	Sun Microsystems Inc	Sun Microsystems Inc Com	500	shares	2,710
	Talx Corp	Talx Corp Com	51	shares	1,400
	Target Corp	Target Corp Com	200	shares	11,410
	Tds Telemedicine Inc	Tds Telemedicine Inc Com	250	shares	30
	Telecom Corp New Zealand Ltd	Telecom Corp New Zealand Ltd Adr	100	shares	2,692
	Telefonos De Mexico	Telefonos De Mexico S A Spons Adr	560	shares	15,826
	Telik Inc	Telik Inc Com	3,300	shares	14,619
	Teva Pharmaceutical	Teva Pharmaceutical Ind Ltd Spon Adr	1,000	shares	31,080
	Texas Instruments Inc	Texas Instruments Inc Com	100	shares	2,880
	Tidewater Inc	Tidewater Inc Com	10	shares	484
	Time Warner Inc	Time Warner Inc Com	1,000	shares	21,780
	Time Warner Inc	Time Warner Inc Com	820	shares	17,860
	Tivo Inc	Tivo Inc Com	200	shares	1,024
	Toyota Motor Corp	Toyota Motor Corp Spons Adr	50	shares	6,716
	Transocean Inc	Transocean Inc Com	200	shares	16,178
	Travelzoo Inc	Travelzoo Inc Com	75	shares	2,246
	Tvsl Sa	Tvsl Sa Com	600	shares	—
	Tyco Intl Ltd	Tyco Intl Ltd Com	1,000	shares	30,400
	Tyco Intl Ltd	Tyco Intl Ltd Com	100	shares	3,040
	Under Armour Inc Cl	Under Armour Inc Cl A	50	shares	2,523
	Union Pacific Corp	Union Pacific Corp Com	170	shares	15,643
	United Parcel Service	United Parcel Service Cl B	100	shares	7,498
	Unitedhealth Group Inc	Unitedhealth Group Inc Com	1,000	shares	53,730
	Unitedhealth Group Inc	Unitedhealth Group Inc Com	50	shares	2,687
	Unitedhealth Group Inc	Unitedhealth Group Inc Com	90	shares	4,836
	US Global Investors Inc	US Global Investors Inc Cl A	115	shares	7,725
	US Global Investors Inc	US Global Investors Inc Cl A	50	shares	3,359
	US Global Nanospace Inc	US Global Nanospace Inc Com	2,000	shares	21
	US Global Nanospace Inc	US Global Nanospace Inc Com	2,000	shares	21
	Vesta Insurance Group Inc	Vesta Insurance Group Inc Com	110	shares	—
	Vodafone Group	Vodafone Group Plc Spons Adr	437	shares	12,140
	Walgreen Company	Walgreen Company Com	100	shares	4,589
	Wal-Mart Stores Inc	Wal-Mart Stores Inc Com	100	shares	4,618
	Wal-Mart Stores Inc	Wal-Mart Stores Inc Com	400	shares	18,472
	Walt Disney Company	Walt Disney Company Com	5,500	shares	188,485

(Continued)

Schedule I

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Number of shares		(e) Current value
	Walt Disney Company	Walt Disney Company Com	400	shares	$ 13,708
	Waste Mgmt Inc	Waste Mgmt Inc Del Com	370	shares	13,605
	Watson Wyatt Worldwide Inc	Watson Wyatt Worldwide Inc Cl A	100	shares	4,515
	Webex Communications Inc	Webex Communications Inc Com	100	shares	3,489
	Webvan Group Inc	Webvan Group Inc Com *Delisted	107	shares	—
	Whirlpool Corp	Whirlpool Corp Com	47	shares	3,902
	Whole Foods Market Inc	Whole Foods Market Inc Com	50	shares	2,347
	Willis Group Holdings Ltd	Willis Group Holdings Ltd Adr	400	shares	15,884
	Wilmington Trust Corp	Wilmington Trust Corp Com	100	shares	4,217
	Wind River Systems Inc	Wind River Systems Inc Com	300	shares	3,075
	Wisdomtree Investments Inc	Wisdomtree Investments Inc Com	200	shares	1,550
	Worldcom Inc/Worldcom Grp	Worldcom Inc/Worldcom Grp Com *Wthls	300	shares	—
	Worldcom/Mci Group	Worldcom/Mci Group Com New *Wthless	12	shares	—
	Wrigley Wm Jr Co	Wrigley Wm Jr Co Cl B Com	18	shares	934
	Wrigley Wm Jr Co	Wrigley Wm Jr Co Com	75	shares	3,879
	Wyndham Worldwide Corp	Wyndham Worldwide Corp Com	112	shares	3,586
	Wyndham Worldwide Corp	Wyndham Worldwide Corp Com	200	shares	6,404
	Xl Capital Ltd Cl A	Xl Capital Ltd Cl A	5	shares	360
	Yahoo! Inc	Yahoo! Inc Com	100	shares	2,554
	Yahoo! Inc	Yahoo! Inc Com	200	shares	5,108
	Yahoo! Inc	Yahoo! Inc Com	100	shares	2,554
	Yum! Brands Inc	Yum! Brands Inc Com	200	shares	11,760
	Zimmer Holdings Inc	Zimmer Holdings Inc Com	200	shares	15,676
	Zoll Medical Corp	Zoll Medical Corp Com	100	shares	5,804
	Call On Keq 1/2	Call On Keq 1/20/07 @ 50.00	(100)	shares	(125)
	Call On Qqq 1/2	Call On Qqq 1/20/07 @ 47.00	(2,200)	shares	(103)
	Call On Wag 1/2	Call On Wag 1/20/07 @ 47.50	(100)	shares	(25)
					3,511,090
	Employer securities:				
*	City National Corp	City National Corp Com	100	shares	7,120
*	City National Corp	City National Corp Com	1,000	shares	71,200
*	City National Corp	City National Corp Com	1,005,193	shares	71,569,742
					71,648,062
		Total common stocks			75,159,152
	Preferred stock:				
	ING Groep N V Ser 6	ING Groep N V Ser 6.200% Perp Pfd	1,000	shares	25,480
	Natl Rural Utils Co	Natl Rural Utils Coop Fin 6.100% Pfd	1,400	shares	34,356
	Sears Roebuck Accep Corp	Sears Roebuck Accep Corp 7.400% Pfd	50	shares	1,142
		Total preferred stocks			60,978
	Government and agency securities:				
	FNMA	Fnma Disc Nt 0.000% 1/12/07	225,000	shares	224,708
	US Treasury Notes	US Treasury Notes 4.875% 2/15/12	30,000	shares	30,274
	US Treasury Notes	US Treasury Notes 6.125% 8/15/07	30,000	shares	30,190
		Total government and agencies			285,172
	Corporate debt:				
	Bank One Corp	Bank One Corp Nt 6.000% 8/01/08	30,000	shares	30,371
	Dresdner Bk N Y	Dresdner Bk N Y Deb 7.250% 9/15/15	15,000	shares	16,799
	Ford Mtr Credit	Ford Mtr Credit Nt 7.250% 10/25/11	20,000	shares	19,585
	Gen Dynamics Corp	Gen Dynamics Corp Nt 5.375% 8/15/15	13,000	shares	13,057
		Total corporate obligations			79,812
	Common collective trust:				
	Morley Financial Stable Value	Morley Fin Stbl Vlu-50 Bp Fee 25/25	6,448	shares	129,601
		Total common/collective funds			129,601
*	Participant loans	Participant loans (various maturity dates ranging from February 2007 to April 2021 and interest rates ranging from 5% to 10%)			6,543,123
		Total participant loans			6,543,123
		Total investments			$ 305,655,078

* Party-in-interest asset

See accompanying report of independent registered public accounting firm.

Schedule 2

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 45 – 1780067

Plan Number: 001

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2006

(a) Identity of party involved	(b) Relationship to plan, employer, or other party in interest	(c) Description of transaction, including rate of interest		(d) Amount on line 4(a)	(e) Lost interest
Reed, Conner & Birdwell LLC	Participating employer	Employee deferrals not deposited in a timely manner. Interest rate of 28.29%.	$	10,514	587
City National Bank	Participating employer	Employee deferrals not deposited in a timely manner. Interest rate of 28.29%.		48	1
			$	10,562	588

It was noted that there were unintentional delays by the Participating employer in submitting 2006 employee deferrals in the amount of $10,562 to the trustee. In June 2007 and September 2006, the Company reimbursed the Plan for lost interest in the amount of $587 and $1, respectively.

See accompanying report of independent registered public accounting firm.

END